Exhibit 21.1

Subsidiaries of HBNB

The following list of subsidiaries applies after completion of the Transactions:

Legal Name	Country of Incorporation
HGHC 4 Pte. Ltd.	Singapore
JVSPAC Acquisition Corp.	British Virgin Islands
Hotel101 Global Pte. Ltd.	Singapore
Hotel101 Japan One Pte. Ltd.	Singapore
Hotel101 Japan Two Pte. Ltd.	Singapore
Hotel101 LA Holdings LLC	Delaware, U.S.
Hotel101 EU SARL	Luxembourg
Hotel101 Japan Management Kabushiki Kaisha	Japan
TMK Hotel101 Niseko	Japan
Hotel101 Madrid, S.L.U.	Spain
Hotel101 Spain Management S.L.U.	Spain
Hotel101 Los Angeles LLC	Delaware, U.S.
Hotel101 Sales Pte. Ltd.	Singapore
Hotel101 Marketing HK Limited	Hong Kong
Hotel101 Marketing Japan GK	Japan